UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. [ ])*


                        POINTE COMMUNICATIONS CORPORATION
           -----------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
           -----------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock - 730749108
           -----------------------------------------------------------
                                 (CUSIP Number)

                               Stephen E. Raville
                   Charter Communications International, Inc.
                        2839 Paces Ferry Road, Suite 500
                     Atlanta, Georgia  30339 (770) 432-6800
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 12, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
               -------------------------------------------------
                       COMMON STOCK CUSIP No. 33-25129-LA
               -------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           STEPHEN  E.  RAVILLE
           IRS  Identification  No.  ###-##-####
               -------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [  ]          (b)  [  ]
               -------------------------------------------------
     3     SEC  USE  ONLY
               -------------------------------------------------
     4     SOURCE  OF  FUNDS*
                              PF
               -------------------------------------------------
     5     CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS  2(d)  OR  2(e)          [  ]
               -------------------------------------------------
     6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                         Florida
               -------------------------------------------------
               7     SOLE  VOTING  POWER
                     6,489,798  shares
NUMBER  OF     -------------------------------------------------
SHARES         8     SHARED  VOTING  POWER
BENEFICIALLY
OWNED  BY
EACH           -------------------------------------------------
REPORTING      9     SOLE  DISPOSITIVE  POWER
PERSON  WITH
               -------------------------------------------------
               10    SHARED  DISPOSITIVE  POWER


               -------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Reporting Person beneficially owns 6,937,508 shares of Common Stock (See Item 5)

               -------------------------------------------------
     12     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
            SHARES*        [  ]
               -------------------------------------------------
     13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           13.3%
               -------------------------------------------------
     14     TYPE  OF  REPORTING  PERSON*
                           IN
               -------------------------------------------------

1.     Security  and  Issuer.

     This Statement relates to the common stock, $.00001 par value ("Common Stock") of Pointe Communications Corporation, a Nevada corporation ("Issuer" or "Charter"). The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The address of the Issuer's principal executive offices is 2839 Paces Ferry Road, Suite 500, Atlanta, Georgia 30339.

2.     Identity  and  Background.

     (a) Name: This Statement is being filed by Stephen E. Raville (hereinafter referred to as "Reporting Person"). The filing of this Statement shall not be construed as an admission that Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Statement or that this schedule is required to be filed by such persons.

     (b) Business Address: The business address of Mr. Raville is 2839 Paces Ferry Road, Atlanta, Georgia 30339.

     (c) Present Principal Occupation or Employment: Mr. Raville presently is a director of Issuer and the Chairman of the Board and Chief Executive Officer.

     (d) Criminal Convictions: During the last five years, Reporting Person has not been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     Citizenship:  Mr.Raville  is  a  resident  of  Florida,  U.S.A.

3.     Source  and  Amount  of  Funds  and  Other  Consideration:

     Reporting Person funded the Raville 1994 Family Limited Partnership, Ltd. on December 31, 1994 ("FLP"). Reporting Person owns a five percent general partner interest in the FLP and 93% limited partner interest in the FLP. The remaining two percent is owned by the former wife of Reporting Person as Custodian for their two children. Reporting Person holds sole authority to transact business for the FLP. The FLP purchased the following shares of Charter Common Stock on the following dates: April 11, 1997 (24,795 shares), July 31, 1997 (336,513 shares), August 12, 1997 (2,509,987 shares), and October
8, 1997 (218,503 shares). Each purchase was for cash from funds held by the FLP.

     Reporting Person purchased an international life insurance contract on the life of Reporting Person by conditionally funding an international life insurance contract with cash. Reporting Person then purchased 3,400,000 shares of Common Stock, which were then assigned, along with the 3,089,798 shares held by the FLP, to a custodian for the life insurance contract in exchange for the conditional cash premium. Reporting Person received a proxy to vote the shares of Common Stock held by the custodian for the insurance contract. Reporting Person does not retain the right to direct the disposition of the Common Stock held by the custodian of the insurance contract.

4.     Purpose  of  Transaction.

     The purpose of the transaction for which this Statement is being prepared was for investment purposes only and not with a view to control the Issuer. Reporting Person does not presently intend to acquire control of the Issuer.

     Except as described below, Reporting Person has no present plans or intentions to effect any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

Pursuant to options and warrants received, Reporting Person currently has the right to exercise a warrant to purchase 103,543 shares of Common Stock at $.70 per share, an option to purchase 50,000 shares of Common Stock at $.70 per share, a warrant to purchase 30,000 shares of Common Stock at $1.00 per share, a conversion of a debenture into 166,667 shares of Common Stock at $1.20 per share, and a warrant to purchase 97,500 shares of Common Stock at $3.00 per share.

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board:

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person:

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     any  action  similar  to  those  enumerated  above.

5.     Interest  in  Securities  of  the  Issuer.

     (a) Reporting Person beneficially owns 6,937,508 shares of Issuer which represents 13.3% of Issuer's Common Stock. Reporting Person indirectly owns
6,489,798 shares of Common Stock as beneficiary to that certain insurance contract and holds options to purchase an additional 447,710 shares of Common Stock. Currently, Reporting Person holds a proxy to vote the 6,489,798 shares held in the insurance contract.

     (b) Reporting Person has full power to vote 6,489,798 votes of Common Stock. Reporting Person does not have power to dispose of the shares held by the insurance contract or the unexercised options, warrants, and convertible debenture.

     (c) Except as described above, Reporting Person has not effected any transaction in shares of Common Stock of Issuer during the sixty (60) days preceding the date of this Statement.

     (d) No person other than Reporting Person is known to Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Reporting Person.

     (e)     Not  applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement, to the best knowledge of Reporting Person, Reporting Person is not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

7.     Material  to  be  Filed  as  Exhibits.

     None.



SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October  6,  1998

                                 /s/   Stephen  E.  Raville
                              -----------------------------
                                       Stephen  E.  Raville